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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF JANUARY, 2004
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           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(b):
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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                             PERUSAHAAN PERSEROAN (PERSERO)
                                             PT TELEKOMUNIKASI INDONESIA
                                             -----------------------------------
                                                        (REGISTRANT)


DATE   JANUARY 20, 2004                      BY /s/ ROCHIMAN SUKARNO
    -----------------------                    ---------------------------------
                                                         (SIGNATURE)

                                                       ROCHIMAN SUKARNO
                                                HEAD OF INVESTOR RELATION UNIT
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                                  PRESS RELEASE
                            No.TEL.25/PR000/UHI/2004


                       TELKOM FULLY CONTROL OPERATIONS IN
                REGIONAL DIVISION IV CENTRAL JAVA AND YOGYAKARTA


JAKARTA, 20 JANUARY 2004 - Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. ("TELKOM") today entered into an agreement with PT Mitra Global Telekomunikasi Indonesia ("MGTI") to amend and restate the KSO Agreement which they had originally signed in 1995.

Under the previous KSO Agreement, MGTI was responsible for new construction and financing, and for operating the KSO System of telecommunications in Regional Division IV in Central Java, including Yogyakarta ("DIVRE IV").

Under the amended KSO Agreement, for the remaining KSO period, which continues until 31 December 2010, DIVRE IV will operate under the management, supervision, control and responsibility of TELKOM. During this period, TELKOM will be entitled at its sole discretion and expense to construct new telecommunication facilities in DIVRE IV.

MGTI will receive a fixed monthly payment drawn from revenues generated by DIVRE IV operations in the amount of US$.5.4 million per month in 2004 up to US$ 6.8 million per month in 2010. After payment of the fixed monthly payment and other operating expenses, TELKOM will be entitled to the balance of the KSO revenues in DIVRE IV.

Kristiono, TELKOM's President Director, stated that: "This marks a bright new day for TELKOM employees in DIVRE IV and for TELKOM operations in Central Java. This transaction meets the various objectives that TELKOM had hoped to achieve when negotiations were initiated. TELKOM will be entitled to operate and construct new lines in DIVRE IV, and TELKOM is not required to pay any initial capital outlay. This frees up funds that can be used to finance the construction of the new lines as well as increase the level of service in DIVRE IV. We hope to show all of our customers in DIVRE IV the benefits of our re-focused and improved operations".

In addition to TELKOM's benefit to be able to start its expansion program and improve its service in the region immediately, the amendment of the KSO agreement also resolves the past disagreements between TELKOM and MGTI.

The amendment of the KSO Agreement followed the successful acquisition by Alberta Telecommunications (99.99%) and Alberta Capital Partners Ltd. (0.01%) of all of the shares of MGTI previously owned by Indosat (30,55%), PT Widya Duta Infotel (31.31%), Telstra Global Limited (20.37%), NTT Finance (UK) Ltd (15.27%), Itochu Corporation (1.25%), and Sumitomo Corporation (1.25%).






WOERYANTO SOERADJI
CORPORATE SECRETARY

For further information please contact:

PT TELEKOMUNIKASI INDONESIA, TBK.
INVESTOR RELATIONS UNIT
Tel.: 62-21-5215109
Fax.: 62-21-5220500
E-mail:  investor@TELKOM.co.id
Website: www.TELKOM.co.id